Exhibit 5

United States Steel Corporation Law Department 600 Grant Street Pittsburgh, PA 15219-4776 412 433 2890 Fax: 412-433-2811 email: aphillips@uss.com	Arden T. Phillips Associate General Counsel & Corporate Secretary

March 3, 2016

Board of Directors

United States Steel Corporation

600 Grant Street

Pittsburgh, PA 15219

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-3 relating to two million eight hundred eighty six thousand five hundred and forty-nine (2,886,549) shares of Common Stock of United States Steel Corporation (the “Corporation”) under the United States Steel Corporation Dividend Reinvestment and Stock Purchase Plan (the “Plan”), it is my opinion that all necessary corporate proceedings have been taken to authorize the issuance of the shares under the Plan, and all such shares, upon issuance in accordance with the Plan and upon full payment in cash for such shares issued, will be validly issued and outstanding and fully paid and non-assessable.

In preparing this opinion, I have examined certificates of public officials, certificates of officers and copies certified to my satisfaction of such corporate documents and records of the Corporation and such other papers as I have thought relevant and necessary as a basis for my opinion. I have relied on such certificates in connection with the accuracy of actual matters contained in such documents that were not independently established.

I consent to the filing of this opinion as an exhibit to the Registration Statement and to my name under the heading “Legal Matters” in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Arden T. Phillips

Arden T. Phillips